                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                 SCHEDULE 13E-4

                           ---------------------------

                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)
                                (FINAL AMENDMENT)

                           ---------------------------

                      E. I. DU PONT DE NEMOURS AND COMPANY
                                (Name of Issuer)

                      E. I. DU PONT DE NEMOURS AND COMPANY
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                            PAR VALUE $.30 PER SHARE
                         (Title of Class of Securities)

                                   263534 10 9
                      (Cusip Number of Class of Securities)

                              HOWARD R. RUDGE, ESQ.
                      E. I. DU PONT DE NEMOURS AND COMPANY
                               1007 MARKET STREET
                              WILMINGTON, DE 19898
                                           (302) 774-1000

                                    -COPY TO-

                               LOU R. KLING, ESQ.
                            EILEEN NUGENT SIMON, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                TEL: 212-735-3000
                                FAX: 212-735-2000

           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                           Person(s) Filing Statement)

                                  JULY 14, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

         This is the Final Amendment to the Rule 13e-4 Issuer Tender Offer Statement on Schedule 13E-4, filed with the Securities and Exchange Commission on July 14, 1999, relating to an offer by E. I. du Pont de Nemours and Company ("DuPont") to purchase shares of its common stock, par value $.30 per share ("DuPont Common Stock"), held by Non-U.S. persons , upon terms and subject to the conditions stated in the offer to purchase dated July 14, 1999 (the "Offer to Purchase") attached to the Schedule 13E-4 as Exhibit (a)(3) and the related Letter of Transmittal attached to the Schedule 13E-4 as Exhibit (a)(5) (the "Letter of Transmittal" which, together with the Offer to Purchase, constitute the "Offer"). This Final Amendment is being filed by DuPont. Unless otherwise indicated, all capitalized terms used herein which are defined in Schedule 13E-4 are used herein as so defined.

RESPONSE TO INSTRUCTION D

         The Offer expired, by its terms, at 12:00 midnight, New York City time, on Tuesday, August 10, 1999. 48,390,144 shares of DuPont Common Stock were validly tendered in the Offer. DuPont accepted 8,000,000 shares for purchase in the Offer on August 11, 1999. Each share of DuPont Common Stock was purchased for $80.76. All shares tendered by eligible odd-lot shareholders were accepted. Based on these results, the proration factor for all other shares accepted is
16.1936054897 percent.

ITEM 8.  ADDITIONAL INFORMATION

         (e) DuPont announced on August 11, 1999 that its Offer expired, by its terms, at 12:00 midnight, New York City time, on Tuesday, August 10, 1999, and that shares validly tendered would be accepted subject to proration. DuPont announced on August 17, 1999 that all shares tendered by eligible odd-lot shareholders were accepted and the proration factor for all other shares accepted is 16.1936054897 percent.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(17) Press Release, dated August 11, 1999, stating that DuPont's Offer expired, by its terms, at 12:00 midnight, New York City time, on Tuesday, August 10, 1999.

         (a)(18) Press Release, dated August 17, 1999, stating that DuPont announced the final proration factor for the Offer.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 18, 1999

                                            E. I. du Pont de Nemours and Company



                                            By     /s/ Gary M. Pfeiffer
                                               ---------------------------------
                                               Name:   Gary M. Pfeiffer
                                               Title:  Senior Vice President and
                                                       Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit (a)(17)   Press Release, dated August 11, 1999, stating that DuPont's
                  Offer expired, by its terms, at 12:00 midnight, New York City time, on Tuesday, August 10, 1999.

Exhibit(a)(18)    Press Release, dated August 17, 1999, stating that DuPont
                  announced the final proration factor for the Offer.